SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D−9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

ELAN CORPORATION, PLC
(Name of Subject Company)

ELAN CORPORATION, PLC
(Names of Person Filing Statement)

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

William F. Daniel

Elan Corporation, plc

Treasury Building

Dublin 2, Ireland

011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Christopher T. Cox, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Elan Corporation, plc, a public limited company organized under the laws of Ireland (“Elan”), with the Securities and Exchange Commission on May 15, 2013, relating to the unsolicited offer by Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland (“Royalty Pharma”), as disclosed in the Tender Offer Statement on Schedule TO, dated May 2, 2013, as amended, to exchange each outstanding ordinary share of €0.05 each of Elan (“Elan Shares”), including Elan Shares represented by American Depositary Shares, for US$12.50 in cash, upon the terms and subject to the conditions set forth in (i) the Cash Offer, dated May 2, 2013, as amended (the “Offer Document”), and (ii) the related revised forms of acceptance and Letter of Transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:
Exhibit Number	Description
(a)(18)	Press release, dated June 6, 2013
(a)(19)	Transcript, dated June 5, 2013

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel Title: Executive Vice President and Company Secretary

Dated: June 6, 2013

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EXHIBIT INDEX

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:
Exhibit Number	Description
(a)(18)	Press release, dated June 6, 2013
(a)(19)	Transcript, dated June 5, 2013

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